Exhibit 99.1

KROGER SELECTS SYSTEMS XCELLENCE TO PROVIDE
PHARMACY BENEFIT MANAGEMENT SERVICES
- services to be utilized nationwide by Kroger’s PBM unit -

Lombard, Illinois September 15, 2006, Systems Xcellence Inc. (“SXC” or the “Company”) (NASDAQ: SXCI; TSX: SXC), a leading provider of pharmacy benefits management (“PBM”) services and healthcare IT solutions to the healthcare benefits management industry, announces a three-year contract for its informedRx® pharmacy benefit management services with The Kroger Co.’s (NYSE: KR) Kroger Prescription Plans (“KPP”), Kroger's PBM services unit.

SXC is to begin providing its services for more than 440,000 covered lives on January 1, 2007, including the Kroger employees’ prescription plan.

"This is an important win for SXC as it expands our presence into the self-insured employer market and provides us with an opportunity to showcase our full-service transparent PBM services with a large, prominent Fortune 500 company," said Gordon S. Glenn, Chief Executive Officer at SXC. “Kroger’s selection of SXC reinforces our ability to compete with the industry’s largest PBMs.”

KPP will use informedRx® to adjudicate prescription drug claims, manage reimbursement of retail pharmacy network contracts, analyze drug utilization, manage rebate contracts with pharmaceutical manufacturers, and handle member and pharmacy help desk calls.

“The SXC relationship creates a more robust market position for our Kroger Prescription Plans PBM, enabling us to better address new market forces,” said Robert Turley, KPP’s Manager of PBM Sales & Service. "Further, informedRx® gives us a one-stop option to serve the various prescription drug benefit needs of our employee group. Quality and personalized care have been the cornerstones of our business. Our relationship with SXC enables us to provide enhanced service for our valued PBM customers.“

About informedRx®
informedRx® is a broad suite of à la carte pharmacy benefit services that provide a flexible and cost-effective alternative to traditional pharmacy benefit management offerings. informedRx is built around SXC's industry leading technology solutions tools including pharmacy claims processing and reporting, rebate billing system and near real-time alternative therapy messaging. All contracting is founded on a total transparency and pass-through model for manufacturer rebates, retail network contracting and MAC management. informedRx also provides clinical intervention programs and drug utilization reviews which feature a coordinated approach with plan sponsors allowing input and control for specific client and market situations. All programs are priced on a fee-for-service basis.

About Kroger
Headquartered in Cincinnati, Ohio, Kroger is one of the nation’s largest retail grocery chains. At the end of the second quarter of fiscal 2006, the Company operated (either directly or through its subsidiaries) 2,477 supermarkets and multi-department stores in 31 states under two dozen local banners including Kroger and Kroger Marketplace, Ralphs, Fred Meyer, Food 4 Less, King Soopers, Smith’s and Smith’s Marketplace, Fry’s and Fry’s Marketplace, Dillons, QFC and City Market. Kroger also operated (either directly or through subsidiaries, franchise agreements, or operating agreements) 773convenience stores, 418 fine jewelry stores, 608 supermarket fuel centers and 42 food processing plants. Through its KPP unit, Kroger provides pharmacy benefit management (PBM) services to self-insured employer groups, union trust funds, and other health plans. For more information about Kroger, please visit our web site at http://www.kroger.com.

About Systems Xcellence
Systems Xcellence (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:

Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations - U.S.
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com

Judith Sylk-Siegel
Media Contact
(917) 322-2164
jsylksiegel@rxir.com